CLEARLY CANADIAN BEVERAGE CORPORATION

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on October 28, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by10:00 a.m. (Pacific Time), on October 24, 2008.

Appointment of Proxyholder
The undersigned shareholder ("Registered Shareholder") of Clearly Canadian Beverage Corporation (the "Company") hereby appoints: Brent Lokash,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Clearly Canadian Beverage Corporation to be held at SUITE 1780, 400 BURRARD STREET,VANCOUVER, BRITISH COLUMBIA on October 28, 2008 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1. Fix the Number of Directors	[ ]	[ ]
To fix the numbers of directors at four (4).

2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

03. Samantha
01. Bobby Genovese	[ ]	[ ]	02. George Reznik	[ ]	[ ]	Alfonzo-Casanova	[ ]	[ ]

	For	Withhold

3. Appointment of Auditors
To appoint and remunerate KPMG LLP as auditors of the Company.	[ ]	[ ]

	For	Against

4. Alteration of Authorized Capital

To approve by special resolution the alteration to the Company’s Notice of Articles to create a class of 6,000,000 Class C Preferred Shares and to eliminate the Variable Multiple Voting Shares of the Company, both as set forth, and described, in Schedule “A” to the information circular that accompanies this Proxy under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital and Issuance of Shares to Related Party”.

	[ ]	[ ]

	For	Against

5. Company's Articles

To approve by special resolution an amendment to the Company’s Articles by adding special rights and restrictions attached to the Class C Preferred Shares in the form set forth in Schedule “A” to the Information Circular that accompanies this Proxy.

	[ ]	[ ]

	For	Against

6. Issuance of Shares

To approve by special resolution the issuance of 6,000,000 Class C Preferred Shares to BG Capital Group, Ltd. as set forth in Schedule “A” and as described in the Information Circular that accompanies this Notice under the heading “Particulars of Matters to be Acted Upon – Alteration of Authorized Capital and Issuance of Shares to Related Party".

	[ ]	[ ]

Authorized Signature(s) - This section must be completed for your	Signature(s)	Date
instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

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